FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2008

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
(ENDESA CHILE)

A publicly held limited liability stock company (Sociedad Anónima Abierta)
Securities Register Nº 0114

NOTICE OF REGULAR MEETING

     By resolution of the Board of Directors of Empresa Nacional de Electricidad S.A., and in accordance with article 63 of Law No.18,046, a Regular Shareholders Meeting is called for April 1, 2008 at 10 a.m. at the Espacio Riesco convention center, Avda. El Salto 5,000, Huechuraba, Santiago.

The Regular Shareholders' Meeting will have as its purpose to acknowledge and resolve the following matters:

1.	Approval of the Annual Report, Financial Statements and Report of the Independent Accountants and Inspectors of Accounts for the year ended December 31, 2007;

2.	Approval of the Distribution of Profits and Dividends;

3.	Information of the Company’s dividends policy and of the procedures for the dividends distribution;

4.	Approval of the Investment and Financing Policy proposed by the Board of Directors;

5.	Election of the directors;

6.	Fixing the compensation of the Board of Directors;

7.	Setting the compensation of the Directors Committee and the Audit Committee and approval of their budgets;

8.	Information contained in the Directors Committee Report;

9.	Appointment of External Auditors;

10.	Election of two Accounts Inspectors and their alternates, and setting their compensation;

11.	Other matters of corporate interest and the competence of the Meeting and information of the transactions referred to in article 44 of Law 18,046.

Rafael Mateo Alcalá
CHIEF EXECUTIVE OFFICER

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

	By:	/s/ RAFAEL MATEO A.

Rafael Mateo A.

Chief Executive Officer

Dated: January 31, 2008